FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... August..........................................................     , 2009......
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                    No           X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.....................

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date....August 27, 2009....	By...../s/...... Masashiro Kobayashi ........................
(Signature)*
Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Interim Report For The 109th Business Term From January 1,2009 to June 30,2009 Canon Inc.

TRANSLATION

2004

2005

2006

2007

2008

2009

Interim Report For The 109th Business Term

From January 1, 2009 to June 30, 2009

CANON INC.

2010

2011

2012

2013

2014

2015

To Our Shareholders

     We are pleased to present our report for the summary of the first half of our 109th business term (from January 1, 2009 to June 30, 2009).
     Reviewing conditions in both the Japanese and overseas economies during the first half of the current business term, the U.S. economy continued to be severe due to deeper recession from a year ago, such as worsening employment conditions, falling capital expenditures and declining personal consumption. The European economies, both the euro zone and the U.K., also declined with serious conditions continuing since last year. Meanwhile, in Asia, the Chinese economy began to make a recovery around May, and the economies of other countries and areas in the region continued to remain generally stringent. The Japanese economy, sharing the ongoing declines of most of the world’s other economies, suffered drops in exports and production, and ongoing declines in personal consumption and capital expenditures. Some areas seemed to have hit bottom, but conditions in general remained difficult. In foreign exchange markets, compared with the first half of the previous business term, the yen marked significant gains against both the U.S. dollar and the euro.
     As to the conditions of the markets in which the Canon Group operates, demand for digital cameras remained weak for both single lens reflex (SLR) and compact types, while demand for networked multifunctional devices, inkjet printers, laser beam printers and other business machines generally declined under worsening economic conditions making for difficult overall circumstances. Demand for mirror projection mask aligners for LCDs declined due to a rapid drop in LCD panel prices and demand for semiconductor production equipment also dropped significantly due to a weak semiconductor market.
     Under these business conditions, the Canon Group, in the fourth year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” worked to improve management quality through timely new product releases to satisfy customers, thorough supply chain management aimed at lowering costs and maintenance of appropriate inventory levels.
     As to the earnings for the first half of the current business term, on a consolidated basis, we recorded net sales of 1,480.8 billion yen (down 29.9% from the first half of 2008), income before income taxes of 57.9 billion yen (down 82.9%), and net income attributable to Canon Inc. of 33.3 billion yen (down 84.5%). Also on a non-consolidated basis, we recorded net sales of 879.9 billion yen (down 36.9%), ordinary profit of 34.8 billion yen (down 86.4%), and net income of 21.1 billion yen (down 87.5%).
     For the interim dividend, we have decided to pay 55.0 yen per share from August 28.
     For the second half of the current business term, we expect that continued vigilance will be called for given global economic conditions that are likely to worsen as the financial crisis and declining real economic conditions feed on each other in a negative cycle. Business conditions for the Canon Group are expected to be more difficult, characterized by intensifying market competition as capital investments and prices decline. In the face of such challenging circumstances, the Canon Group is united in its commitment to achieving an upturn in results in the second half of the fiscal year.
     We look forward to your continued support and encouragement in the future.
August 2009
Fujio Mitarai
Chairman & CEO

Tsuneji Uchida
President & COO

  Change in Profits

Net Sales (Consolidated) 100 MILLIONS OF YEN	Net Sales (Non-Consolidated) 100 MILLIONS OF YEN

Income before Income Taxes (Consolidated) 100 MILLIONS OF YEN	Ordinary Profit (Non-Consolidated) 100 MILLIONS OF YEN

Net Income Attributable to Canon Inc. (Consolidated) 100 MILLIONS OF YEN	Net Income (Non-Consolidated) 100 MILLIONS OF YEN

  Business Conditions by Operations
■ Sales by Operations (Consolidated)

Operations	Sales	Change from the First
	(100 millions of yen)	Half of Fiscal 2008 (%)

Business Machines	9.376	(32.5)
Office Imaging Products	4,139	(30.9)
Computer Peripherals	4,864	(34.6)
Business Information Products	373	(20.1)

Cameras	4,116	(22.3)

Optical and Other Products	1,316	(32.5)

Total	14,808	(29.9)

■ Business Machines Operations
Office Imaging Products
     Regarding the “imageRUNNER series” of office-use digital networked multifunctional devices, amid ongoing difficult market conditions, we focused on maintaining and expanding market share in each region by promoting sales of the top-line “iR C5185” and affordable “iR C3580F/C3080F” among color machines. As for black-and-white machines, we launched the high-speed “iR5050N” multifunctional device with network printing capability in the U.S. and introduced the reasonable “iR2320L/iR2318L” which can handle A3 paper, and meet the wide variety of user needs in Europe, Asia and other regions. We also worked to promote our solutions business by proposing printing environments adjusted to customers’ business formats and needs by using the Multifunctional Embedded Application Platform (“MEAP”) capable of expanding the range of functions installed on our “imageRUNNER series.”
     Among our “imagePRESS series” printers for digital commercial printing, color machines such as the “imagePRESS C7000VP” and “imagePRESS C1+” have enjoyed strong popularity. To develop new markets for this series, we launched three black-and-white machines using eB toner for approaching the beauty of true black, including the “imagePRESS 1135” which is capable of printing 135 pages per minute, and made our entry into the high-speed black-and-white market.
     In the multifunctional black-and-white machines for individuals and small-business owners, we launched five new products, including the “Satera MF4380dn” which combines four functions (copier, printer, color scanner and fax) and an automated double-sided printing function in a compact body while offering a printing speed of 22 pages per minute, and worked to expand sales of these products.
     Sales for this segment fell by 30.9% on a consolidated basis in comparison to the first half of 2008.

Change in Sales [Consolidated]
100 MILLIONS OF YEN

Computer Peripherals
     In the area of inkjet printers, we targeted both the home and office users in launching the “PIXUS MX860” equipped with a broad range of functions useful for business, including a double-sided Auto Document Feeder and wireless LAN functionality. Furthermore, in developing our user base that is expected to need high printing volume, we introduced and focused sales efforts on the “PIXUS Pro9500 Mark II” which offers professionals and advanced amateurs high image quality and high antiweatherability based on ten colors of pigment ink, and the “PIXUS Pro9000 Mark II” which uses eight colors of dye ink to offer crisp and high gloss prints. As a result, despite the sluggish market, we succeeded in limiting inkjet printer unit sales to a minor decline.
     Regarding laser beam printers, performance of OEM-brand products in general remained weak due to factors such as significant unit sales declines for both color and black-and-white products. For Canon-brand products, we launched five new color machines, including the “Satera LBP9600C/9500C” offering greater functionality while consuming less energy than previous models and printing 30 color pages per minute and up to A3 size, and the “Satera LBP7200C” capable of printing 20 color pages per minute and up to A4 size. Additionally, we worked to expand our solutions business utilizing the “MEAP-Lite” function expansion system.
     In image scanners, we launched the thin and compact “CanoScan LiDE 700F” employing CIS (Contact Image Sensor) technology and maintained our high market share as the overall market contracted.
     Sales for this segment fell by 34.6% on a consolidated basis in comparison to the first half of 2008.

Change in Sales [Consolidated]
100 MILLIONS OF YEN

Business Information Products
     In the area of office-use document scanners, for the “imageFORMULA series” handled by Canon Electronics Inc., we released and focused on promoting new products such as the high-speed and high durability “DR-9050C” which can read 90 color pages per minute, and the compact and lightweight “DR-6010C” which can read 60 color pages per minute. Sales for this line of products, however, fell as companies’ motivation for capital investments declined.
     Regarding calculators handled by Canon Electronic Business Machines (H.K.) Co., Ltd., we launched the “F-502G” which is manufactured using recycled material and offers 140 scientific and statistical functions. Meanwhile, in electronic dictionaries, we introduced the top-line “wordtank V923” offering a rich array of content for learners of Chinese, and the “wordtank V320” for students, and worked to expand sales. However, all of these products met with declining market demand and saw lower sales.
     Sales of servers and personal computers handled by Canon Marketing Japan Inc. declined due to the effects of companies reining in capital investments and Canon Marketing Japan’s focus on shifting from single product sales to the solutions business.
     Sales for this segment fell by 20.1% on a consolidated basis in comparison to the first half of 2008.

Change in Sales [Consolidated]
100 MILLIONS OF YEN

■ Camera Operations
     In this year which marks the 50th anniversary of the introduction of Canon’s first SLR, in our “EOS Kiss DIGITAL series” of digital SLRs, we launched “EOS Kiss X3” equipped with a 15.1 megapixel CMOS sensor, the newly designed “DIGIC 4” high performance image processor and full HD video functionality, and worked to expand sales. Meanwhile, our “EOS 5D Mark II” offering advanced amateurs a 21.1 megapixel 35mm full-frame CMOS sensor has been awarded “Camera of the Year” in the Camera Grand Prix 2009 and attained high appraisal in the market.
     In the area of compact digital cameras, we introduced four new models in our stylishly designed “IXY DIGITAL series” such as the “IXY DIGITAL 510 IS” equipped with “DIGIC 4,” a wide-angle 28mm 4x zoom, 12.1 megapixel CCD sensor and a 2.8-inch Clear Live LCD II monitor. Additionally, in our “PowerShot series” with its ample product range for a variety of photographic styles, we introduced and focused on selling four new products including the “PowerShot SX200 IS” with optical image stabilizer, a wide-angle 28mm 12x zoom, 12.1 megapixel CCD sensor and large 3.0-inch LCD monitor.
     In digital video cameras, we released three new products offering a double memory capacity comprised of internal flash memory and SD/SDHC card for long recording times such as the “iVIS HF S10” equipped with the newly developed “DIGIC DV III” image processor, 8.59 megapixel CMOS sensor and 10x optical zoom HD lens for even greater speed and image quality.
     Sales for this segment fell by 22.3% on a consolidated basis in comparison to the first half of 2008.

Change in Sales [Consolidated]
100 MILLIONS OF YEN

■ Optical and Other Products Operations
     Regarding mirror projection mask aligners for LCDs, panel manufacturers made large capital investments after securing strong results in the first half of the previous term. Thanks to related product orders whose delivery dates fell in this first half, our first half sales maintained at around the same level as the same period of the previous term.
     In semiconductor production equipment, we experienced lower sales amid sustained severe market conditions due to capital investment reductions by most semiconductor manufacturers in reaction to slumping semiconductor market.
     In our “imagePROGRAF series” of large-format inkjet printers, we launched four new products aimed at solidifying our position in the large-size printer market and expanded our market share. Two of these products are the “imagePROGRAF iPF755” capable of printing A0-plus paper and the “imagePROGRAF iPF655” capable of printing A1-plus paper for CAD drawings, posters, signboards and a wide variety of other applications. We also introduced the “PosterArtist 2009,” a software application enabling easy and quick creation of professional-quality posters, and took other steps to develop our solutions business.
     Regarding broadcast-use television lenses, we enhanced our product line by introducing two new products including the “HJ14e×4.3B” 14x super-wide-angle zoom lens and the compact and lightweight “KJ17e×7.7B” 17x portable zoom lens, both of which are HDTV compatible.
     In medical equipment, we launched and focused on promoting the “CR-1 Mark II,” a new non-mydriatic digital retinal camera, not requiring mydriatic agent and capable of producing high-quality images of the back of the eye using only about one-fourth of the flash intensity than previous models.
     As semiconductor manufacturers continue to keep a tight rein on capital investments in the face of their difficult market conditions, sales of magnetic head film deposition equipment handled by Canon ANELVA Corporation came in at the same level reported for the first half of the previous term, but sales of die bonders handled by Canon Machinery Inc. were weak throughout the first half.
     Sales for this segment fell by 32.5% on a consolidated basis in comparison to the first half of 2008.

Change in Sales [Consolidated]
100 MILLIONS OF YEN

  Consolidated Financial Results
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
Consolidated Balance Sheets

ASSETS	Millions of yen
	As of June 30, 2009		As of December 31, 2008 (Reference)

Current assets:
Cash and cash equivalents	603,565		679,196
Short-term investments	27,215		7,651
Trade receivables, net	512,858		595,422
Inventories	423,989		506,919
Prepaid expenses and other current assets	263,136		275,660

Total current assets	1,830,763		2,064,848

Noncurrent receivables	14,892		14,752
Investments	86,620		88,825
Property, plant and equipment, net	1,353,089		1,357,186
Intangible assets, net	122,903		119,140
Other assets	336,402		325,183

Total assets	3,744,669		3,969,934

LIABILITIES AND EQUITY	Millions of yen
	As of June 30, 2009		As of December 31, 2008 (Reference)

Current liabilities:
Short-term loans and current portion of long-term debt	5,193		5,540
Trade payables	281,360		406,746
Accrued income taxes	18,094		69,961
Accrued expenses	245,296		277,117
Other current liabilities	146,622		184,636

Total current liabilities	696,565		944,000

Long-term debt, excluding current installments	6,797		8,423
Accrued pension and severance cost	112,675		110,784
Other noncurrent liabilities	56,871		55,745

Total liabilities	872,908		1,118,952

Commitment and contingent liabilities
Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762		174,762
[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]
[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]
Additional paid-in capital	403,926		403,790
Legal reserve	54,351		53,706
Retained earnings	2,841,375		2,876,576
Accumulated other comprehensive income (loss)	(234,999)		(292,820)
Treasury stock, at cost	(556,232)		(556,222)
[Treasury shares] (share)	[99,281,668	]	[99,275,245	]

Total Canon Inc. stockholders’ equity	2,683,183		2,659,792
Noncontrolling interests	188,578		191,190

Total equity	2,871,761		2,850,982

Total liabilities and equity	3,744,669		3,969,934

<Notes to Consolidated Balance Sheets>
1.	Allowance for doubtful receivables	11,259 million yen
2.	Accumulated depreciation	1,755,596 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Guarantee obligations for bank loans taken out by employees	20,628 million yen
5.	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method was 240 and 16 respectively.
<Note to Per Share Information>
Canon Inc. stockholders’ equity per share	2,173.53 yen

Consolidated Statements of Income

Millions of yen
	Six months ended June 30, 2009	Six months ended June 30, 2008 (Reference)

Net sales	1,480,819	2,113,432
Cost of sales	836,540	1,071,977

Gross profit	644,279	1,041,455

Operating expenses:
Selling, general and administrative expenses	425,735	535,009
Research and development expenses	153,606	175,463

	579,341	710,472

Operating profit	64,938	330,983

Other income (deductions):
Interest and dividend income	2,791	10,966
Interest expense	(221)	(663)
Other, net	(9,622)	(2,041)

	(7,052)	8,262

Income before income taxes	57,886	339,245

Income taxes	24,105	117,338

Consolidated net income	33,781	221,907
Less: Net income attributable to noncontrolling interests	432	7,422

Net income attributable to Canon Inc.	33,349	214,485

<Note to Per Share Information>
Net income attributable to Canon Inc. stockholders per share
Basic	27.01 yen
Diluted	27.01 yen
New Accounting Standard
Canon adopted SFAS No.160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51” in the fiscal year beginning January 1, 2009. Upon the adoption of SFAS 160, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests.

  COMPANY PROFILE
The following statements are the status as of June 30, 2009, if not specified otherwise.

■ Canon Group Global Network
(1)  Major Overseas Bases

Name [Location]

R&D
Canon Development Americas, Inc. [U.S.A.]
Canon Technology Europe Ltd. [U.K.]
Canon Research Centre France S.A.S. [France]
Canon Information Systems Research Australia Pty. Ltd. [Australia]

Name [Location]

Manufacturing
Canon Virginia, Inc. [U.S.A.]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
Canon Dalian Business Machines, Inc. [China]
Canon Zhuhai, Inc. [China]
Canon Zhongshan Business Machines Co., Ltd. [China]
Canon (Suzhou) Inc. [China]
Canon Inc., Taiwan [Taiwan]
Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon Vietnam Co., Ltd. [Vietnam]
Canon Opto (Malaysia) Sdn. Bhd. [Malaysia]

Marketing
Canon U.S.A., Inc. [U.S.A.]
Canon Canada Inc. [Canada]
Canon Latin America, Inc. [U.S.A.]
Canon Europa N.V. [Netherlands]
Canon Europe Ltd. [U.K.]
Canon (UK) Ltd. [U.K.]
Canon France S.A.S. [France]
Canon Deutschland GmbH [Germany]
Canon North-East Oy [Finland]
Canon Middle East FZ-LLC [U.A.E.]
Canon (China) Co., Ltd. [China]
Canon Hongkong Co., Ltd. [Hong Kong]
Canon Korea Consumer Imaging Inc. [Korea]
Canon Singapore Pte. Ltd. [Singapore]
Canon Australia Pty. Ltd. [Australia]
Canon do Brasil Indústria e Comércio Limitada [Brazil]
Canon Chile, S.A. [Chile]
Canon South Africa Pty. Ltd. [South Africa]

R&D, Manufacturing and Marketing
Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]

(2)  Major Domestic Bases

Name [Location]

Canon Inc.
Headquarters [Tokyo]
Kawasaki Office [Kanagawa Pref.]
Ayase Plant [Kanagawa Pref.]
Hiratsuka Plant [Kanagawa Pref.]
Tamagawa Office [Kanagawa Pref.]
Kosugi Office [Kanagawa Pref.]
Toride Plant [Ibaraki Pref.]
Fuji-Susono Research Park [Shizuoka Pref.]
Yako Office [Kanagawa Pref.]
Utsunomiya Plant [Tochigi Pref.]
Ami Plant [Ibaraki Pref.]

Manufacturing
Oita Canon Inc. [Oita Pref.]
Canon Chemicals Inc. [Ibaraki Pref.]
Nagahama Canon Inc. [Shiga Pref.]
Fukushima Canon Inc. [Fukushima Pref.]
Oita Canon Materials Inc. [Oita Pref.]

Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon Software Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
Canon IT Solutions Inc. [Tokyo]

R&D, Manufacturing and Marketing
Canon Electronics Inc. [Saitama Pref.]
Canon Finetech Inc. [Saitama Pref.]
Canon Machinery Inc. [Shiga Pref.]
Canon Precision Inc. [Aomori Pref.]
Canon ANELVA Corporation [Kanagawa Pref.]

■ Main Activities of the Canon Group
     Canon Group is engaged in the development, manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Network Multifunction Devices, Laser Multifunction Printers, Copying Machines

	Computer Peripherals	Laser Beam Printers, Inkjet Printers, Inkjet Multifunction Printers, Image Scanners

	Business Information Products	Computers, Document Scanners, Handy Terminals, Calculators, Electronic Dictionaries

Cameras		Digital Cameras, Digital Video Cameras, Interchangeable Lenses, LCD Projectors

Optical and Other Products	Semiconductor Production Equipment,
Mirror Projection Mask Aligners for LCDs,
Broadcast-use Television Lenses,
Medical Image Recording Equipment,
Large-Format Inkjet Printers,
Vacuum Equipment for Electronic
Components

■  Employees of the Canon Group
Consolidated

Number of employees	165,318 persons
(Decrease of 1,662 persons from the end of the previous term)
Americas	11,420 persons
Europe	12,185 persons
Japan	74,831 persons
Others	66,882 persons
Non-Consolidated

Number of employees	26,208 persons
Increase from the end of the previous term	796 persons
■  Shares and Share Options of the Company
(1) Shares

Number of Shares Issuable	3,000,000,000 shares

Issued Shares	1,333,763,464 shares

Capital Stock	174,761,797,475 yen

Number of Shareholders	183,402 persons
(Decrease of 1,387 persons from the end of the previous term)

(2) Shareholding by Category

	Number of Shareholders	Number of Shares

National and Local Governments	1	18,250

Banking Companies	332	470,253,135

Securities Underwriting Companies	61	39,543,313

Other Domestic Companies	1,455	43,805,882

Foreign Companies, etc.	1,191	570,725,877

Individual and Others	180,361	110,135,339

Treasury Stock	1	99,281,668

Total	183,402	1,333,763,464

Shareholding Ratio
(3) Share Options
Share Options Issued as Stock Options

	Number of Share	Class and Number of Shares	Number of
	Options	to be Acquired	Holders

1st Share Options	5,740 options	Common stock 574,000 shares	61 persons

2nd Share Options	9,540 options	Common stock 954,000 shares	64 persons

■  Directors and Corporate Auditors of the Company
Directors

Position	Name	Business in Charge or Important Concurrent Posts

Chairman & CEO	Fujio Mitarai	Chairman of Nippon Keidanren
President & COO	Tsuneji Uchida
Executive Vice President	Toshizo Tanaka	Senior General Manager of Policy & Economy
& CFO		Research Center
Executive Vice President	*Toshiaki Ikoma	Group Executive of Corporate R&D
& CTO		Headquarters and President of The Canon
Foundation
Senior Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual
Property and Legal Headquarters
Senior Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Senior Managing Director	Akiyoshi Moroe	Group Executive of External Relations
Headquarters, Group Executive of General
Affairs Headquarters and Group Executive of
Human Resources Management & Organization
Headquarters
Senior Managing Director	Kunio Watanabe	Group Executive of Corporate Planning
Development Headquarters
Senior Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products
Operations and Chief Executive of Chemical
Products Operations
Managing Director	Tomonori Iwashita	Group Executive of Environment Headquarters
and Group Executive of Quality Management
Headquarters
Managing Director	Masahiro Osawa	Group Executive of Finance & Accounting
Headquarters
Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology
Development Headquarters
Managing Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Managing Director	Ryoichi Bamba	President & CEO of Canon Europa N.V. and
President & CEO of Canon Europe Ltd.
Managing Director	Toshio Homma	Chief Executive of L Printer Products Operations
Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products
Operations
Managing Director	Haruhisa Honda	Group Executive of Production Engineering
Headquarters
Director	Toshiyuki Komatsu	Deputy Group Executive of Corporate Planning
Development Headquarters
Director	Tetsuro Tahara	Group Executive of Global Manufacturing &
Logistics Headquarters
Director	Seijiro Sekine	Group Executive of Information &
Communication Systems Headquarters
Director	Shunji Onda	Group Executive of Global Procurement
Headquarters
Director	Kazunori Fukuma	President & Representative Director of SED Inc.
Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Director	Masaya Maeda	Chief Executive of Image Communication
Products Operations

Corporate Auditors

Position	Name	Business in Charge or Important Concurrent Posts

Corporate Auditor	Keijiro Yamazaki
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Yoshinobu Shimizu	Certified Public Accountant
Corporate Auditor	Minoru Shishikura

Notes:

1.	Mr. Fujio Mitarai, Mr. Tsuneji Uchida and Mr. Toshizo Tanaka are Representative Directors.
2.	Director with asterisk was newly elected at the Ordinary General Meeting of Shareholders for the 108th Business Term held on March 27, 2009, and assumed his office.
3.	Corporate Auditors Mr. Tadashi Ohe, Mr. Yoshinobu Shimizu and Mr. Minoru Shishikura are Outside Corporate Auditors defined by Item 16, Article 2 of the Corporation Law.
4.	“Business in Charge or Important Concurrent Posts” of Directors Mr. Toshiaki Ikoma, Mr. Junji Ichikawa and Mr. Akiyoshi Moroe, as of July 1, 2009, have been changed as follows.
	Toshiaki Ikoma	Group Executive of Corporate R&D Headquarters, Chief Executive of Optical Products Operations and President of The Canon Foundation
	Junji Ichikawa	Chairman and Representative Director and President of Canon ANELVA Corporation
	Akiyoshi Moroe	Group Executive of External Relations Headquarters and Group Executive of Human Resources Management & Organization Headquarters
■  Executive Officers of the Company

Name	Business in Charge or Important Concurrent Posts

Sachio Kageyama	President of Canon Vietnam Co., Ltd.
Masahiro Haga	Executive Vice President of Canon U.S.A., Inc.
Kengo Uramoto	Deputy Group Executive of Human Resources Management &
Organization Headquarters
Masanori Yamada	Deputy Chief Executive of Office Imaging Products Operations
Akio Noguchi	Deputy Chief Executive of Peripheral Products Operations
Hiroyuki Suematsu	Deputy Chief Executive of Chemical Products Operations
Yasuhiro Tani	Group Executive of Digital Platform Technology Development
Headquarters
Seymour Liebman	Executive Vice President of Canon U.S.A., Inc.
Masato Okada	Deputy Chief Executive of Image Communication Products Operations
Kazuhiro Akiyama	Deputy Group Executive of General Affairs Headquarters

Notes:

1.	Mr. Yukiaki Hashimoto (Group Executive of Medical Equipment Group) newly assumed the office of Executive officer, as of July 1, 2009.
2.	“Business in Charge or Important Concurrent Posts” of Executive Officer Mr. Kazuhiro Akiyama, as of July 1, 2009, have been changed as follows.
	Kazuhiro Akiyama	Group Executive of General Affairs Headquarters
■  Accounting Auditor
Ernst & Young ShinNihon LLC
Hibiya Kokusai Building
2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

  INFORMATION ON SHARES

Business term:
From January 1 to December 31 of each year
Ordinary general meeting of shareholders:
March of each year
Record date for above:
December 31 of each year
Record date for interim dividends:
June 30 of each year
Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza):
Mizuho Trust & Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Business handling place:
Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
*	Please inquire at your securities company etc. about procedures pertaining to shares of the Company, such as change of address.
*	Please inquire at Mizuho Trust & Banking Co., Ltd. about the payment of accrued dividends, procedures for the issuance of a statement of payment or procedures related to shares recorded in the special account.
Mailing address and telephone number:
Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507 Telephone: 0120-288-324 (toll free)
Number of shares constituting one unit:
100 shares
Newspaper in which public notices are inserted:
The Nihon Keizai Shimbun
Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
Securities code:
7751

Canon Inc., Headquarters
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03-3758-2111

URL
Canon Inc.　canon.jp
Canon Worldwide Network　www.canon.com